EXHIBIT 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Colliers International Group Inc. (“Colliers” or the “Company”)

1140 Bay Street, Suite 4000

Toronto, Ontario

M5S 2B4

1.2	Executive Officer

John Friedrichsen, CFO

(416) 960-9500

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Colliers acquired a 75% equity interest in Harrison Street Real Estate Capital, LLC (“Harrison Street”). Harrison Street is a real estate investment management firm focused on demographic-based investing, primarily in the education, healthcare and storage sectors, with approximately US$14.6 billion in assets under management. Headquartered in Chicago, Harrison Street is a pioneer in demographic-based real estate investing. Since its inception in 2005, the Harrison Street has established a series of disciplined and highly differentiated investment products across multiple risk/return strategies, originating and managing a series of open and closed-end real estate investment funds and liquid securities. Harrison Street’s clients include sovereign wealth funds, public & corporate pension funds, endowments, insurance companies, foundations and family offices.

2.2	Date of Acquisition

July 5, 2018

2.3	Consideration (all figures in US$)

Total initial cash consideration for the transaction was $450.0 million, with up to an additional $100.0 million payable in 2022, based on Harrison Street achieving specific earnings levels. The acquisition was financed through Colliers’ existing $1.0 billion unsecured multi-currency revolving credit facility (the “Facility”) which matures in April 2023.

2.4	Effect on Financial Position

Included in this report are unaudited pro forma consolidated statements of earnings for Colliers (the “Pro Forma Statements of Earnings”) for the year ended December 31, 2017 and the quarter ended March 31, 2018, which are based upon the historical financial statements of Colliers and Harrison Street. The Pro Forma Statements of Earnings are provided for illustrative purposes only and are not intended to represent, or be indicative of, the consolidated earnings of Colliers that would have been reported had the acquisition of Harrison Street been completed as of the date presented. Accordingly, the Pro Forma Statements of Earnings should not be taken as representative of the future earnings of the Company.

Also included in this report is the unaudited pro forma consolidated balance sheet for Colliers (the “Pro Forma Balance Sheet”) as at March 31, 2018, which is based on the historical financial statements of Colliers and Harrison Street. The Pro Forma Statements of Earnings and the Pro Forma Balance Sheet are collectively referred to as the Pro Forma Statements.

The unaudited pro forma adjustments are preliminary and have been made solely for the purposes of preparing the unaudited Pro Forma Statements. Changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the fair value determinations may differ from those set forth in the Pro Forma Statements, and such adjustments may be material.

The Pro Forma Statements do not reflect the impact of any potential operational efficiencies, cost savings or economies of scale that Colliers may achieve with respect to the combined operations of Colliers and Harrison Street.

The Pro Forma Statements should be read in conjunction with Colliers’ audited consolidated financial statements for the year ended December 31, 2017 and unaudited consolidated financial statements for the quarter ended March 31, 2018 which are available at www.sedar.com, as well as in conjunction with the audited consolidated financial statements of Harrison Street for the year ended December 31, 2017 and unaudited consolidated financial statements of Harrison Street for the quarter ended March 31, 2018 included herein.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

The transaction is not with an “informed person” (as defined under Section 1.1. of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of Colliers.

2.7	Date of Report

July 16, 2018

Item 3	Financial Statements and Other Information

The following financial statement and related notes thereto are included as part of this Business Acquisition Report:

a)	Audited consolidated financial statements of Harrison Street as at and for the year ended December 31, 2017, together with the notes thereto (with unaudited comparatives as at and for the year ended December 31, 2016.)

b)	Unaudited interim consolidated financial statements of Harrison Street as at and for the three months ended March 31, 2018 (with unaudited comparatives for three months ended March 31, 2017).

c)	Unaudited pro forma consolidated statement of earnings for Colliers for the year ended December 31, 2017, which gives pro forma effect to the acquisition as if it occurred on January 1, 2017.

d)	Unaudited pro forma consolidated balance sheet of Colliers as at March 31, 2018, which gives effect to the acquisition as if it had occurred as of March 31, 2018; and

e)	Unaudited pro forma consolidated statement of earnings for Colliers for the three months ended March 31, 2018, which gives pro forma effect to the acquisition as if it had occurred on January 1, 2017.

Forward-looking Statements

Certain statements in this report may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this report are made as of the date hereof and are subject to change. All forward-looking statements in this report are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Consolidated Financial Statements

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Years Ended December 31, 2017 and 2016

With Report of Independent Auditors

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

Report of Independent Auditors

The Members

Harrison Street Real Estate Capital, LLC

We have audited the accompanying consolidated financial statements of Harrison Street Real Estate Capital, LLC which comprise the consolidated balance sheet as of December 31, 2017 and the related consolidated statements of operations, members’ equity/deficit and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harrison Street Real Estate Capital, LLC at December 31, 2017 and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements for 2016 were not audited by us and, accordingly, we do not express an opinion on them.

April 27, 2018

1

Harrison Street Real Estate Capital, LLC

Consolidated Balance Sheets

	As of December 31,
	2017	2016
		(unaudited)
Assets
Cash and cash equivalents	$16,612,567	$20,243,692
Accounts receivable	13,533,613	14,512,881
Prepaid expenses	372,453	239,060
Loans receivable	1,270,744	1,423,416
Equipment, office facilities, and leasehold improvements - net	4,889,442	4,689,707
Total assets	$36,678,819	$41,108,756

Liabilities and members’ equity/deficit
Accounts payable and accrued expenses	$26,807,286	$22,321,685
Notes payable	12,707,600	9,040,115
Other liabilities	58,022	357,467
Total liabilities	39,572,908	31,719,267
Members' equity/deficit	(2,894,089)	9,389,489
Total liabilities and members' equity/deficit	$36,678,819	$41,108,756

See accompanying notes.

2

Harrison Street Real Estate Capital, LLC

Consolidated Statements of Operations

	Year Ended December 31,
	2017	2016
		(unaudited)
Revenues
Management fees - affiliates	$78,986,304	$71,297,238
Interest income	13,490	18,413
Other income	4,139	–
Total revenues	79,003,933	71,315,651

Expenses
Personnel costs	40,099,464	28,505,292
General and administrative	5,116,272	3,460,643
Professional fees	3,421,878	2,846,753
Carried interest compensation	2,986,064	11,150,644
Travel and entertainment, net	2,448,317	2,318,669
Depreciation	714,583	1,084,867
Interest expense	191,663	703,442
Total expenses	54,978,241	50,070,310

Net income	$24,025,692	$21,245,341

See accompanying notes.

3

Harrison Street Real Estate Capital, LLC

Consolidated Statements of Changes in Members' Equity/Deficit

	Year Ended December 31,
	2017	2016
		(unaudited)

Members' equity at beginning of year	$9,389,489	$6,588,799
Net income	24,025,692	21,245,341
Deemed contributions for carried interest compensation	2,986,064	11,150,644
Distributions	(39,295,334)	(29,595,295)
Members' equity/deficit at end of year	$(2,894,089)	$9,389,489

See accompanying notes.

4

Harrison Street Real Estate Capital, LLC

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2017	2016
		(unaudited)
Operating activities
Net income	$24,025,692	$21,245,341
Adjustments to reconcile net income to net cash provided by operating activities:
Carried interest compensation	2,986,064	11,150,644
Depreciation	714,583	1,084,867
Straight-line rent	1,593,808	–
Changes in assets and liabilities:
Accounts receivable	979,268	(6,229,532)
Prepaid expenses	(133,393)	(45,288)
Loan receivable	152,672	–
Accounts payable and accrued expenses	2,891,793	2,726,766
Other liabilities	(299,445)	316,818
Net cash provided by operating activities	32,911,042	30,249,616

Investing activities
Loan receivables, net	–	(489,377)
Purchase of equipment and office facilities	(914,318)	(2,588,420)
Cash used in investing activities	(914,318)	(3,077,797)

Financing activities
Proceeds from notes payable	4,387,349	715,472
Repayment of notes payable	(719,864)	(2,199,096)
Distributions to members	(39,295,334)	(29,595,295)
Cash used in financing activities	(35,627,849)	(31,078,919)

Net change in cash and cash equivalents	(3,631,125)	(3,907,100)
Cash and cash equivalents at beginning of year	$20,243,692	24,150,792
Cash and cash equivalents at end of year	$16,612,567	$20,243,692

Supplemental disclosure of noncash activity:
Deemed contributions for carried interest compensation	2,986,064	11,150,644

5

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

1. Organization

Capitalized terms used but not otherwise defined herein shall have the meanings specified in the Harrison Street Real Estate Capital, LLC Second Amended and Restated Limited Liability Company Agreement (the Agreement).

Harrison Street Real Estate Capital, LLC, together with its wholly-owned subsidiaries (the Company), is a real estate investment management firm that offers investment products for access to well-defined private and public real estate segments. Product offerings include commingled real estate funds, U.S. closed-end opportunistic funds, European closed-end opportunistic funds, an open-end core fund, separately managed accounts and publicly traded real estate-related securities (individually a “Fund” and together the “Funds”). In June 2017, the Company formed a wholly-owned subsidiary to provide property damage insurance protection to affiliates with respect to certain student housing assets owned by the Funds. The Company was formed as a Delaware limited liability company on October 25, 2005.

All limited liability company interests of the Members in the Company shall be denominated in units. The units will be identified and distinguished by class based upon their respective rights, privileges, duties, obligations and other designations of each class. There are 100 units outstanding, 50 Class A units and 50 Class B units (collectively the Common Units). The Class A units are owned by Class A Members, and the Class B units are owned by a Class B Member. In the event of a partial or full sale of the Company, an allocation of the net proceeds due to the Class B Member have been assigned to certain employees of the Company.

The Company accounts for the assignment of these Class B units as performance awards in accordance with ASC 718, Compensation – Stock Compensation. As the performance condition is not probable as of the balance sheet date, no compensation expense for these awards has been recognized by the Company.

Class A Members have the ability to take any action by or on behalf of the Company with only the consent of a majority vote of Class A Members. The business and affairs of the Company shall be managed solely by the Board of Managers which is comprised of both Class A Members and the Class B Member.

6

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the Company’s accounts and the accounts of the Company’s wholly-owned subsidiaries which include:

•	Harrison Street Real Estate Management, LLC
•	Harrison Street Real Estate Services, LLC
•	Harrison Street Real Estate, LLC
•	Harrison Street Advisors, LLC
•	Harrison Street Real Estate Capital, Ltd.
•	HSRE Securities Advisors, LLC
•	Riverpoint, Ltd.

The Company’s consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). The accompanying unaudited consolidated financial statements for the year ended December 31, 2016 reflect all adjustments which are, in the opinion of management, necessary for a fair presentation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the Company’s consolidated financial statements and accompanying notes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include deposits with banks.

Accounts Receivable

Accounts receivable includes accrued management fees and reimbursable expenses receivable from the Funds and affiliates. Accounts receivable are assessed periodically for collectability. Amounts determined to be uncollectible are charged directly to general and administrative expense in the statement of operations.

7

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Loans Receivable

Loan fundings are reported at their face value, which is estimated to approximate fair value due to the short-term nature of the borrowings.

Equipment, Office Facilities and Leasehold Improvements

Equipment, office facilities and leasehold improvements are recorded at cost net of accumulated depreciation and are depreciated on a straight-line basis over an estimated useful life of three to thirteen years.

Notes Payable

Borrowings against the revolving line of credit facility are reported at their face value, which is estimated to approximate fair value due to the short-term nature of the borrowings.

Revenue Recognition

The Company’s primary source of revenue is management fees paid in consideration for the Company’s performance of its obligations under each of the Fund partnership agreements. Such fees are recognized as income in the period earned. Travel and entertainment expenses of $584,054 and $1,368,647 (unaudited) have been reimbursed by affiliated Funds in 2017 and 2016, respectively, and are included net in travel and entertainment on the consolidated statements of operations, and $564,444 and $198,198 (unaudited) of receivables are included in accounts receivable on the consolidated balance sheets as of December 31, 2017 and 2016, respectively.

Personnel Costs

Personnel costs consist of employee compensation, comprising salary and bonus, and benefits paid and payable to employees. Compensation attributable to the Class A Members and the Class B Member is accounted for as distributions from equity rather than personnel costs.

8

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Carried Interest Compensation

Certain employees of the Company have received economic interests in affiliated entities. These interests are accounted for in accordance with ASC 710, Compensation, whereby compensation expense is recognized when payments to employees from these economic interests are considered to be reasonably estimable and probable. This criteria is generally met when claw-back provisions associated with such interests are no longer substantive. The expense associated with these interests is recorded as carried interest compensation within the consolidated statement of operations. A corresponding deemed contribution for carried interest compensation is recognized within the consolidated statement of changes in members’ equity/deficit when such expense is recognized by the Company.

Leases

The Company accounts for its office facilities leases as operating leases. The Company expenses the lease payments associated with operating leases evenly during the lease term (including rent-free periods) commencing when the Company obtains the right to control the use of the leased property.

Future minimum rent to be paid by the Company under its operating lease as of December 31, 2017 is approximately as follows:

2018	$498,707
2019	1,370,165
2020	1,510,601
2021	1,548,582
2022	1,587,454
Thereafter	12,436,621
Total **	$18,952,130

**Approximately 16% of the Company’s office facilities are leased by affiliated third parties under verbal agreements. Future minimum rent amounts are presented net of amounts owed by affiliates under these agreements. The Company expects these agreements to continue through the end of the lease.

9

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

A limited liability company is not subject to the payment of United States federal or state income taxes, as the components of its income and expenses flow through directly to the members. The Company considered authoritative guidance clarifying the accounting for uncertainty in income taxes recognized in financial statements. The guidance requires that the Company recognize the impact of a tax position in the Company’s consolidated financial statements if that position is “more likely than not” of being sustained on audit, based on the technical merits of the position. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. When considering the applicability of this guidance as it relates to the tax positions and activity of the Company, management has determined that there are no uncertain tax positions requiring a reserve for the years ended December 31, 2017 and 2016. Open tax years are those that are open for examination by relevant taxing authorities (i.e., generally the last three year-ends and the interim tax periods since then).

New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets. Under ASU 2014-09, an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. ASU 2014-09 is effective for annual periods beginning after December 15, 2018 for privately held entities. The Company is currently evaluating the impact the adoption of ASU 2014-09 will have on its consolidated financial statements and disclosures.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810), Amendments to the Consolidation Analysis (ASU 2015-02). ASU 2015-02 eliminates the deferral of FAS 167 and makes changes to both the variable interest model and the voting model. For privately held entities, the guidance is effective for annual and interim periods beginning after December 15, 2016. The Company adopted ASU 2015-02 in 2017 and the adoption did not have any impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after

10

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

December 15, 2019 for privately held entities, including interim periods within those fiscal years. A modified retrospective or retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact the adoption of ASU 2016-02 will have on its consolidated financial statements and disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15). ASU 2016-15 clarifies how cash receipts and cash payments in certain transactions are presented in the statement of cash flows. ASU 2016-15 is effective for the Company for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2016-15 will have on its consolidated financial statements and disclosures.

3. Accounts Receivable

Accounts receivable consist of the following at December 31, 2017 and 2016:

	2017	2016 (unaudited)
Management fees receivable	$11,901,349	$13,476,376
Due from Funds	569,444	234,967
Due from affiliate	1,062,820	801,538
Total accounts receivable	$13,533,613	$14,512,881

4. Loans Receivable

The Company draws from its credit facilities to provide loans to eligible employees which are used to finance their capital contributions to the Funds. Each loan is recourse to the employee and is secured by the employee’s investment in the Funds. Interest accrues at the rate incurred by the Company under its credit facilities. Fund distributions to the employee must first be applied to repay all accrued interest and outstanding loans receivable prior to disbursement of any amounts to the employee. Employees must repay their outstanding accrued interest and loan amounts to the Company upon Fund liquidation or termination of the employee.

11

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

5. Equipment, Office Facilities, and Leasehold Improvements

Equipment, office facilities, and leasehold improvements consist of the following at December 31, 2017 and 2016:

	2017	2016 (unaudited)
Office expansion	$3,193,337	$3,151,302
Office furniture	1,929,467	1,237,887
Computers, software and phones	661,962	481,259
	5,784,766	4,870,448
Less accumulated depreciation and amortization	(895,324)	(180,741)
Total equipment, office facilities, and leasehold improvements - net	$4,889,442	$4,689,707

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2017 and 2016 are comprised of the following:

	2017	2016 (unaudited)
Payroll expenses	$22,860,273	$17,142,500
Payable for leasehold improvements	-	2,115,710
Payable to affiliate	1,856,063	1,746,215
Accrued lease payments	-	814,784
Straight line rent	1,593,808	-
Professional fees	345,384	397,755
Other expenses	151,758	104,721
Total accounts payable and accrued expenses	$26,807,286	$22,321,685

7. Notes Payable

The Company has a promissory note agreement evidencing a $15,000,000 revolving line of credit to be used for funding employee loans receivable, capital expenditures and other operating expenses of the Company. The note bears interest at the Prime-Based Rate, the LIBOR Rate, or the Bank Offered Rate, each as defined in the related promissory note agreement. The Company has an outstanding principal balance of $5,820,251 and $6,540,115 (unaudited) as of December

12

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

7. Notes Payable (continued)

31, 2017 and 2016, respectively. The line of credit expires on January 31, 2018, at which time all unpaid principal and interest are due and payable. The Company is in the process of extending the line of credit; no adjustments have been made to the financials to reflect this uncertainty.

The Company has a promissory note agreement evidencing a $12,500,000 revolving line of credit to be used for funding employee loans receivable, capital expenditures and other operating expenses of the Company. The note bears interest at the Prime-Based Rate, the LIBOR-Based Rate, or the Bank Offered Rate, each as defined in the related promissory note agreement. The Company has an outstanding principal balance of $6,887,349 and $2,500,000 (unaudited) as of December 31, 2017 and 2016, respectively. The line of credit expires on November 15, 2018, at which time all unpaid principal and interest are due and payable.

8. Members’ Equity/Deficit

Distributions

The Company makes cash distributions to the Members, at such times and in such amounts as the Board of Managers shall determine in their sole discretion, to the holders of Common Units in proportion to and in accordance with each Member’s respective Total Percentage Interest.

Allocations of Profits and Losses

In accordance with the provisions of the Agreement, profits and losses for any taxable year are allocated among the Members to produce, as nearly as possible, an adjusted capital account balance for each member as defined by the Agreement.

9. 401(k) Plan

The Company’s employees participate in the 401(k) Plan (a plan qualifying under section 401 of the Internal Revenue Code) sponsored by the Company. All employees are eligible to make elective salary deferrals to the Plan immediately upon hire. For the years ended December 31, 2017 and 2016, the Company funded $387,462 and $308,304 (unaudited), respectively, for employer contributions to the Plan.

13

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

10. Related Party Transactions

The Company is periodically reimbursed by the Funds for certain travel and other out-of-pocket expenses incurred while conducting the business affairs of the Funds. Amounts due from the Funds as of December 31, 2017 and 2016 are $569,444 and $234,967 (unaudited), respectively, and are included in accounts receivable on the consolidated statement of financial condition.

As of December 31, 2017 and 2016, the Company has amounts of $1,062,820 and $801,538 (unaudited), respectively, due from affiliates for certain expenditures paid on their behalf. These amounts are included in accounts receivable on the consolidated statement of financial condition.

The Company holds distributions from the Funds that are due to a related party; $1,794,131 and $1,746,215 (unaudited) are included in accounts payable and accrued expenses as of December 31, 2017 and 2016, respectively.

In consideration for the performance of its obligations under the Fund management agreements, the Company is entitled to receive quarterly management fees from the Funds. These management fees are calculated pursuant to each Fund’s related management agreement as (i) 1.00% to 2.00% of capital commitments to the Fund, (ii) 0.75% to 2.00% of Fund invested capital, (iii) 0.50% to 1.15% of the Fund’s net asset value, (iv) 0.50% of Fund fair market value, (v) 0.50% of capital contributions, or (vi) 0.65%-1.50% of net assets in capital accounts.

11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through April 27, 2018, the date the consolidated financial statements were available for issue.

In the first quarter of 2018, the Company received $11,901,349 as payments of advisory fees earned in 2017. The amounts are included in accounts receivable on the Company’s consolidated balance sheet as of December 31, 2017.

In the first quarter of 2018, the Company paid $22,860,273 of 2017 payroll expenses which are included in accounts payable and accrued expenses on the Company’s consolidated balance sheet as of December 31, 2017.

14

Consolidated Financial Statements

Harrison Street Real Estate Capital, LLC

A Limited Liability Company

Three Months Ended March 31, 2018

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Consolidated Financial Statements

Quarter Ended March 31, 2018

Contents

Consolidated Financial Statements

Harrison Street Real Estate Capital, LLC

Consolidated Balance Sheets

As of March 31, 2018 and December 31, 2017

	March 31, 2018
	(unaudited)	December 31, 2017
Assets
Cash and cash equivalents	$1,743,438	$16,612,567
Accounts receivable	15,012,551	13,533,613
Prepaid expenses	628,074	372,453
Loans receivable	1,316,340	1,270,744
Equipment, office facilities, and leasehold improvements - net	4,765,222	4,889,442
Total assets	$23,465,625	$36,678,819

Liabilities and members’ deficit
Accounts payable and accrued expenses	$15,601,162	$26,807,286
Notes payable	12,685,270	12,707,600
Other liabilities	34,075	58,022
Total liabilities	28,320,507	39,572,908
Members' deficit	(4,854,882)	(2,894,089)
Total liabilities and members' deficit	$23,465,625	$36,678,819

See accompanying notes.

1

Harrison Street Real Estate Capital, LLC

Consolidated Statements of Operations

For the Quarters Ended March 31, 2018 and 2017

(unaudited)

	Quarters Ended
	March 31, 2018	March 31, 2017
Revenues
Management fees - affiliates	$21,030,097	$18,772,763
Interest income	8,586	3,874
Other income	74	301
Total revenues	21,038,757	18,776,938

Expenses
Personnel costs	11,637,976	10,408,842
General and administrative	1,553,103	1,437,603
Professional fees	1,804,136	132,390
Carried interest compensation	4,610,044	–
Travel and entertainment, net	639,846	557,378
Depreciation	175,859	178,646
Interest expense	76,130	24,605
Total expenses	20,497,094	12,739,464

Net income	$541,663	$6,037,474

See accompanying notes.

2

Harrison Street Real Estate Capital, LLC

Consolidated Statements of Changes in Members' Equity/Deficit

For the Quarter Ended March 31, 2018

(unaudited)

Members' deficit at January 1, 2018	$(2,894,089)
Net income	541,663
Deemed contributions for carried interest compensation	4,610,044
Distributions	(7,112,500)
Members' deficit at March 31, 2018	$(4,854,882)

See accompanying notes.

3

Harrison Street Real Estate Capital, LLC

Consolidated Statements of Cash Flows

For the Quarters Ended March 31, 2018 and 2017

(unaudited)

	Quarters Ended
	March 31, 2018	March 31, 2017
Operating activities
Net income	$541,663	$6,037,474
Adjustments to reconcile net income to net cash used in operating activities:
Carried interest compensation	4,610,044	–
Depreciation	175,859	178,646
Straight-line rent	362,143	362,143
Changes in assets and liabilities:
Accounts receivable	(1,478,938)	792,710
Prepaid expenses	(255,621)	(30,670)
Loan receivable	(45,596)	109,322
Accounts payable and accrued expenses	(11,568,267)	(12,342,249)
Other liabilities	(23,947)	(296,614)
Net cash used in operating activities	(7,682,660)	(5,189,238)

Investing activities
Purchase of equipment and office facilities	(51,639)	(828,566)
Cash used in investing activities	(51,639)	(828,566)

Financing activities
Proceeds from notes payable	273,655	–
Repayment of notes payable	(295,985)	(257,839)
Distributions to members	(7,112,500)	(7,645,833)
Cash used in financing activities	(7,134,830)	(7,903,672)

Net change in cash and cash equivalents	(14,869,129)	(13,921,476)
Cash and cash equivalents at beginning of period	16,612,567	20,243,692
Cash and cash equivalents at end of period	$1,743,438	$6,322,216

Supplemental disclosure of noncash activity:
Deemed contributions for carried interest compensation	4,610,044	–

4

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements

1. Organization

Capitalized terms used but not otherwise defined herein shall have the meanings specified in the Harrison Street Real Estate Capital, LLC Second Amended and Restated Limited Liability Company Agreement (the Agreement).

Harrison Street Real Estate Capital, LLC, together with its wholly-owned subsidiaries (the Company), is a real estate investment management firm that offers investment products for access to well-defined private and public real estate segments. Product offerings include commingled real estate funds, U.S. closed-end opportunistic funds, European closed-end opportunistic funds, an open-end core fund, separately managed accounts and publicly traded real estate-related securities (individually a “Fund” and together the “Funds”). In June 2017, the Company formed a wholly-owned subsidiary to provide property damage insurance protection to affiliates with respect to certain student housing assets owned by the Funds. The Company was formed as a Delaware limited liability company on October 25, 2005.

All limited liability company interests of the Members in the Company shall be denominated in units. The units will be identified and distinguished by class based upon their respective rights, privileges, duties, obligations and other designations of each class. There are 100 units outstanding, 50 Class A units and 50 Class B units (collectively the Common Units). The Class A units are owned by Class A Members, and the Class B units are owned by a Class B Member. In the event of a partial or full sale of the Company, an allocation of the net proceeds due to the Class B Member have been assigned to certain employees of the Company.

The Company accounts for the assignment of these Class B units as performance awards in accordance with ASC 718, Compensation – Stock Compensation. As the performance condition is not probable as of the balance sheet date, no compensation expense for these awards has been recognized by the Company.

Class A Members have the ability to take any action by or on behalf of the Company with only the consent of a majority vote of Class A Members. The business and affairs of the Company shall be managed solely by the Board of Managers which is comprised of both Class A Members and the Class B Member.

5

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) for interim financial information. In the opinion of management, these financial statements include all adjustments necessary to present fairly the financial position, results of operations and cash flows of the Company as of March 31, 2018, and for all periods presented. The consolidated financial statements are prepared on the accrual basis of accounting. All adjustments made have been of a normal and recurring nature. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes that the disclosures included are adequate and provide a fair presentation of interim period results. Interim financial statements are not necessarily indicative of the financial position or operating results for an entire year. It is suggested that these interim financial statements be read in conjunction with the audited financial statements and the notes thereto for the fiscal year ended December 31, 2017.

The accompanying consolidated financial statements include the Company’s accounts and the accounts of the Company’s wholly-owned subsidiaries which include:

•	Harrison Street Real Estate Management, LLC
•	Harrison Street Real Estate Services, LLC
•	Harrison Street Real Estate, LLC
•	Harrison Street Advisors, LLC
•	Harrison Street Real Estate Capital, Ltd.
•	HSRE Securities Advisors, LLC
•	Riverpoint, Ltd.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the Company’s consolidated financial statements and accompanying notes.

6

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include deposits with banks.

Accounts Receivable

Accounts receivable includes accrued management fees and reimbursable expenses receivable from the Funds and affiliates. Accounts receivable are assessed periodically for collectability. Amounts determined to be uncollectible are charged directly to general and administrative expense in the statement of operations.

Loans Receivable

Loan fundings are reported at their face value, which is estimated to approximate fair value due to the short-term nature of the borrowings.

Equipment, Office Facilities and Leasehold Improvements

Equipment, office facilities and leasehold improvements are recorded at cost net of accumulated depreciation and are depreciated on a straight-line basis over an estimated useful life of three to thirteen years.

Notes Payable

Borrowings against the revolving line of credit facility are reported at their face value, which is estimated to approximate fair value due to the short-term nature of the borrowings.

Revenue Recognition

The Company’s primary source of revenue is management fees paid in consideration for the Company’s performance of its obligations under each of the Fund partnership agreements. Such fees are recognized as income in the period earned. Travel and entertainment expenses of $197,635 and $260,041 have been reimbursed by affiliated Funds and are included net in travel and entertainment on the consolidated statement of operations for the quarters ending March 31, 2018 and 2017, respectively, and $326,401 and $564,444 was included in accounts receivable on the consolidated balance sheets as of March 31, 2018 and December 31, 2017, respectively.

7

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Personnel Costs

Personnel costs consist of employee compensation, comprising salary and bonus, and benefits paid and payable to employees. Compensation attributable to the Class A Members and the Class B Member is accounted for as distributions from equity rather than personnel costs.

Carried Interest Compensation

Certain employees of the Company have received economic interests in affiliated entities. These interests are accounted for in accordance with ASC 710, Compensation, whereby compensation expense is recognized when payments to employees from these economic interests are considered to be reasonably estimable and probable. This criteria is generally met when claw-back provisions associated with such interests are no longer substantive. The expense associated with these interests is recorded as carried interest compensation within the consolidated statement of operations. A corresponding deemed contribution for carried interest compensation is recognized within the consolidated statement of changes in members’ equity/deficit when such expense is recognized by the Company.

Leases

The Company accounts for its office facilities leases as operating leases. The Company expenses the lease payments associated with operating leases evenly during the lease term (including rent-free periods) commencing when the Company obtains the right to control the use of the leased property.

8

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Future minimum rent to be paid by the Company under its operating lease as of March 31, 2018, are approximately as follows:

2018	$498,707
2019	1,370,165
2020	1,510,601
2021	1,548,582
2022	1,587,454
Thereafter	12,436,621
Total **	$18,952,130

**Approximately 16% of the Company’s office facilities are leased by affiliated third parties under verbal agreements. Future minimum rent amounts are presented net of amounts owed by affiliates under these agreements. The Company expects these agreements to continue through the end of the lease.

Income Taxes

A limited liability company is not subject to the payment of United States federal or state income taxes, as the components of its income and expenses flow through directly to the members. The Company considered authoritative guidance clarifying the accounting for uncertainty in income taxes recognized in financial statements. The guidance requires that the Company recognize the impact of a tax position in the Company’s consolidated financial statements if that position is “more likely than not” of being sustained on audit, based on the technical merits of the position. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. When considering the applicability of this guidance as it relates to the tax positions and activity of the Company, management has determined that there are no uncertain tax positions requiring a reserve for the year ended March 31, 2018. Open tax years are those that are open for examination by relevant taxing authorities (i.e., generally the last three year-ends and the interim tax periods since then).

9

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets. Under ASU 2014-09, an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. The adoption of ASU 2014-09 may impact the Company’s presentation of reimbursed travel and entertainment expenses. Such amounts are currently presented net within the consolidated statement of operations. Any resulting changes in the presentation of these reimbursed costs are not expected to impact the net income of the Company. ASU 2014-09 is effective for annual periods beginning after December 15, 2018 for privately held entities. The Company continues to evaluate the impact that the adoption of ASU 2014-09 will have on its consolidated financial statements and disclosures.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810), Amendments to the Consolidation Analysis (ASU 2015-02). ASU 2015-02 eliminates the deferral of FAS 167 and makes changes to both the variable interest model and the voting model. For privately held entities, the guidance is effective for annual and interim periods beginning after December 15, 2016. The Company adopted ASU 2015-02 in the current year and the adoption did not have any impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019 for privately held entities, including interim periods within those fiscal years. A modified retrospective or retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact the adoption of ASU 2016-02 will have on its consolidated financial statements and disclosures.

10

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15). ASU 2016-15 clarifies how cash receipts and cash payments in certain transactions are presented in the statement of cash flows. ASU 2016-15 is effective for the Company for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2016-15 will have on its consolidated financial statements and disclosures.

3. Accounts Receivable

Accounts receivable consist of the following:

	March 31, 2018	December 31, 2017
Management fees receivable	$13,366,228	$11,901,349
Due from Funds	483,768	569,444
Due from affiliate	1,162,555	1,062,820
Total accounts receivable	$15,012,551	$13,533,613

4. Loans Receivable

The Company draws from its credit facilities to provide loans to eligible employees which are used to finance their capital contributions to the Funds. Each loan is recourse to the employee and is secured by the employee’s investment in the Funds. Interest accrues at the rate incurred by the Company under its credit facilities. Fund distributions to the employee must first be applied to repay all accrued interest and outstanding loans receivable prior to disbursement of any amounts to the employee. Employees must repay their outstanding accrued interest and loan amounts to the Company upon Fund liquidation or termination of the employee.

11

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

5. Equipment, Office Facilities, and Leasehold Improvements

Equipment, office facilities, and leasehold improvements consist of the following at March 31, 2018:

	March 31, 2018	December 31, 2017
Office expansion	$3,193,337	$3,193,337
Office furniture	1,963,230	1,929,467
Computers, software and phones	679,838	661,962
	5,836,405	5,784,766
Less accumulated depreciation and amortization	(1,071,183)	(895,324)
Total - net	$4,765,222	$4,889,442

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are comprised of the following:

	March 31, 2018	December 31, 2017
Payroll	$11,273,434	$22,860,273
Payable to affiliate	2,235,513	1,856,063
Straight line rent	1,955,951	1,593,808
Professional fees	-	345,384
Other expenses	136,264	151,758
Total accounts payable and accrued expenses	$15,601,162	$26,807,286

12

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

7. Notes Payable

The Company has a promissory note agreement evidencing a $15,000,000 revolving line of credit to be used for funding employee loans receivable, capital expenditures and other operating expenses of the Company. The note bears interest at the Prime-Based Rate, the LIBOR Rate, or the Bank Offered Rate, each as defined in the related promissory note agreement. The Company has an outstanding principal balance of $5,561,318 and $5,820,251 as of March 31, 2018 and December 31, 2017, respectively. The line of credit expired on January 31, 2018 and was renewed to a maturity date of January 31, 2020, at which time all unpaid principal and interest are due and payable.

The Company has a promissory note agreement evidencing a $12,500,000 revolving line of credit to be used for funding employee loans receivable, capital expenditures and other operating expenses of the Company. The note bears interest at the Prime-Based Rate, the LIBOR-Based Rate, or the Bank Offered Rate, each as defined in the related promissory note agreement. The Company has an outstanding principal balance of $7,123,952 and $6,887,349 as of March 31, 2018 and December 31, 2017, respectively. The line of credit expires on November 15, 2018, at which time all unpaid principal and interest are due and payable.

8. Members’ Equity/Deficit

Distributions

The Company makes cash distributions to the Members, at such times and in such amounts as the Board of Managers shall determine in their sole discretion, to the holders of Common Units in proportion to and in accordance with each Member’s respective Total Percentage Interest.

Allocations of Profits and Losses

In accordance with the provisions of the Agreement, profits and losses for any taxable year are allocated among the Members to produce, as nearly as possible, an adjusted capital account balance for each member as defined by the Agreement.

13

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

9. 401(k) Plan

The Company’s employees participate in the 401(k) Plan (a plan qualifying under section 401 of the Internal Revenue Code) sponsored by the Company. All employees are eligible to make elective salary deferrals to the Plan immediately upon hire. For the quarters ended March 31, 2018 and 2017, the Company funded $526,572 and $387,462, respectively, for employer contributions to the Plan.

10. Related Party Transactions

The Company is periodically reimbursed by the Funds for certain travel and other out-of-pocket expenses incurred while conducting the business affairs of the Funds. Amounts due from the Funds as of March 31, 2018 and December 31, 2017 are $483,767 and $569,444, respectively, and are included in accounts receivable on the consolidated statement of financial condition.

As of March 31, 2018 and December 31, 2017, the Company has amounts of $1,162,555 and $1,062,820, respectively, due from affiliates for certain expenditures paid on their behalf. These amounts are included in accounts receivable on the consolidated statement of financial condition.

The Company has received $1,794,131 of distributions from the Funds that are due to a related party and are included in accounts payable and accrued expenses as of March 31, 2018 and December 31, 2017.

In consideration for the performance of its obligations under the Fund management agreements, the Company is entitled to receive quarterly management fees from the Funds. These management fees are calculated pursuant to each Fund’s related management agreement as (i) 1.00% to 2.00% of capital commitments to the Fund, (ii) 0.75% to 2.00% of Fund invested capital, (iii) 0.50% to 1.15% of the Fund’s net asset value, (iv) 0.50% of Fund fair market value, (v) 0.50% of capital contributions, or (vi) 0.65%-1.50% of net assets in capital accounts.

11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through June 15, 2018, the date the consolidated financial statements were available for issue.

In the second quarter of 2018, the Company received $13,364,810 as payments of advisory fees earned in the first quarter of 2018. The amounts are included in accounts receivable on the Company’s consolidated balance sheet as of March 31, 2018.

14

Harrison Street Real Estate Capital, LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

11. Subsequent Events (continued)

On May 11, 2018, the Class A Members and Class B Member entered into an agreement to sell 75% of their equity interests of the Company to Colliers International Group Inc.

15

COLLIERS INTERNATIONAL

GROUP INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

COLLIERS INTERNATIONAL GROUP INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited) (in thousands of US dollars)

	As at March 31, 2018
			Add(deduct)
		Harrison	pro forma		Colliers
	Colliers	Street	adjustments	Note 3	pro forma
Assets
Current assets
Cash and cash equivalents	$111,649	$1,743	$-		$113,392
Accounts receivable, net of allowance	345,922	15,013	-		360,935
Contract assets	93,810	-	-		93,810
Income tax recoverable	14,705	-	-		14,705
Prepaid expenses and other current assets	65,570	628	-		66,198
	631,656	17,384	-		649,040

Other receivables	10,032	1,316	-		11,348
Contract assets	7,386	-	-		7,386
Other assets	56,027	-	-		56,027
Fixed assets	84,275	4,765	-		89,040
Deferred income tax,net	45,560	-	-		45,560
Intangible assets	223,156	-	324,862	a)	548,018
Goodwill	520,208	-	320,933	a)	841,141
	946,644	6,082	645,795		1,598,520
	$1,578,300	$23,466	$645,795		$2,247,560

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$184,722	$15,601	$4,300	f)	$204,623
Accrued compensation	317,756	-	-		317,756
Income taxes payable	15,437	-	-		15,437
Contract liabilities	34,332	-	-		34,332
Long-term debt - current	3,262	12,685	-		15,947
Contingent acquisition consideration - current	9,714	-	-		9,714
	565,223	28,286	4,300		597,809

Long-term debt	433,261	-	450,000	a)	883,261
Contingent acquisition consideration	36,391	-	40,940	a)	77,331
Deferred rent	26,318	-			26,318
Other liabilities	16,866	34	-		16,900
Deferred income tax	26,582	-	-		26,582
	539,418	34	490,940		1,030,392
Redeemable non-controlling interests	153,125		150,000		303,125

Shareholders' equity
Common shares	413,105	-	-		413,105
Contributed surplus	51,377	-	-		51,377
Deficit	(110,523)	(4,855)	555	a), f)	(114,823)
Accumulated other comprehensive earnings	(38,191)	-	-		(38,191)
Total Company shareholders' equity	315,768	(4,855)	555		311,468
Non-controlling interests	4,766	-	-		4,766
Total shareholders' equity	320,534	(4,855)	555		316,234
	$1,578,300	$23,466	$645,795		$2,247,560

COLLIERS INTERNATIONAL GROUP INC.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Year ended December 31, 2017
			Add(deduct)
		Harrison	pro forma		Colliers
	Colliers	Street	adjustments	Note 3	pro forma

Revenues	$2,275,362	$78,986	$2,986	c)	$2,357,334

Cost of revenues	1,427,281		-		1,427,281
Selling, general and administrative expenses	613,335	54,072	1,150	c)	668,557
Depreciation	26,334	715	-		27,049
Amortization of intangible assets	26,658	-	28,227	a)	54,885
Acquisition-related items	14,927	-	-		14,927
Operating earnings	166,827	24,200	(26,391)		164,636

Interest expense, net	11,895	178	15,750	b)	27,823
Other income, net	(500)	(4)	-		(504)
Earnings before income tax	155,432	24,026	(42,141)		137,317
Income tax	63,300	-	(7,048)	d)	56,252
Net earnings	92,132	24,026	(35,093)		81,065

Non-controlling interest share of earnings	20,236	-	(1,050)	e)	19,186
Non-controlling interest redemption increment	22,583	-	-		22,583
Net earnings attributable to Company	$49,313	$24,026	$(34,043)		$39,296

Net earnings per common share

Basic	$1.27				$1.01
Diluted	$1.25				$1.00

Weighted average common shares outstanding
Basic	38,830				38,830
Diluted	39,308				39,308

COLLIERS INTERNATIONAL GROUP INC.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months ended March 31, 2018
			Add(deduct)
		Harrison	pro forma		Colliers
	Colliers	Street	adjustments	Note 3	pro forma

Revenues	$552,473	$21,030	$4,610	c)	$578,113

Cost of revenues	362,300	-	-		362,300
Selling, general and administrative expenses	156,317	20,245	288	c)	176,850
Depreciation	7,270	176	-		7,446
Amortization of intangible assets	8,588	-	7,057	a)	15,645
Acquisition-related items	2,253	-	-		2,253
Operating earnings	15,745	609	(2,734)		13,620

Interest expense, net	2,915	68	3,938	b)	6,920
Other income, net	(427)	-	-		(427)
Earnings before income tax	13,257	542	(6,672)		7,127
Income tax	4,716	-	(2,753)	d)	1,963
Net earnings	8,541	542	(3,919)		5,164

Non-controlling interest share of earnings	670	-	(1,629)	e)	(959)
Non-controlling interest redemption increment	2,905	-	-		2,905
Net earnings attributable to Company	$4,966	$542	$(2,290)		$3,218

Net earnings per common share

Basic	$0.13				$0.08
Diluted	$0.13				$0.08

Weighted average common shares outstanding
Basic	39,048				39,048
Diluted	39,653				39,653

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(in thousands of US dollars)

1.	Background

On July 5, 2018, Colliers International Group Inc. (“Colliers” or the “Company”) completed the acquisition of a 75% equity interest in Harrison Street Real Estate Capital, LLC, a Delaware limited liability company (“Harrison Street”). The acquisition is being accounted for by the acquisition method of accounting for business combinations.

Colliers purchased Harrison Street for an initial purchase price of $450,000. An additional $100,000 of contingent consideration may be payable in 2022, based upon the achievement of specified earnings levels during 2019 to 2021. The 25% equity interest not acquired by Colliers is held by the management team of Harrison Street and is being accounted for as redeemable non-controlling interests with an initial fair value of $150,000.

Harrison Street is a real estate investment management firm focused on demographic-based investing, primarily in the education, healthcare and storage sectors, with approximately $14.6 billion in assets under management. Headquartered in Chicago, Harrison Street is a pioneer in demographic-based real estate investing. Since inception in 2005, the firm has established a series of disciplined and highly differentiated investment products across multiple risk/return strategies, originating and managing a series of open and closed-end real estate investment funds and liquid securities. Harrison Street’s clients include sovereign wealth funds, public & corporate pension funds, endowments, insurance companies, foundations and family offices.

The acquisition was financed through Colliers’ existing $1.0 billion unsecured multi-currency revolving credit facility (the “Facility”).

2.	Basis of Presentation

The pro forma consolidated balance sheet as at March 31, 2018 and the pro forma consolidated statements of earnings for the year ended December 31, 2017 and three months ended March 31, 2018 (the “Pro Forma Statements”) are derived from historical consolidated financial statements of Colliers and Harrison Street and have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

The Pro Forma Statements give effect to the acquisition as if it has occurred as at:

•	March 31, 2018 for the purposes of the pro forma consolidated balance sheet
•	January 1, 2017 for the purposes of the pro forma consolidated statements of earnings for the year ended December 31, 2017 and for the three months ended March 31, 2018, respectively.

Note 3 outlines the pro forma assumptions and adjustments that have been made. The pro forma adjustments are based on available financial information and certain provisional estimates and assumptions. Colliers expects to make adjustments to the provisional accounting related to the application of the acquisition method between the date of this report and December 31, 2018. Differences between the provisional and final acquisition related accounting, including the measurement of identifiable assets and liabilities assumed could be material and, as such, may have a material impact on the Pro Forma Statements.

The Pro Forma Statements do not reflect the impact of any potential operational efficiencies, cost savings or economies of scale that Colliers may achieve with respect to the combined operations of Colliers and Harrison Street.

The Pro Forma Statements should be read in conjunction with Colliers’ audited consolidated financial statements for the year ended December 31, 2017 and the unaudited interim consolidated financial statements for the three months ended March 31, 2018, as well as in conjunction with the audited consolidated financial statements of Harrison Street for the year ended December 31, 2017 and unaudited consolidated financial statements for the three months ended March 31, 2018 included herein.

In preparing the Pro Forma Statements, a review was undertaken to identify differences between Colliers’ and Harrison Street’s accounting policies and financial statement presentation. Certain historical balances have been reclassified to conform to the pro forma presentation. Additional accounting policy and financial statement presentation differences may be identified after the filing of this business acquisition report.

3.	Pro forma assumptions and adjustments

a)	Fair value of assets acquired and liabilities assumed

The preliminary estimated fair value of Harrison Street’s assets acquired and liabilities assumed in accordance with the acquisition method are as follows:

Preliminary
purchase price
allocation
Assets acquired
Cash and cash equivalents	$1,743
Accounts receivable	15,013
Prepaid expenses and other current assets	628
Loans receivable	1,316
Fixed assets	4,765
Intangible assets	324,862
348,327

Liabilities acquired
Accounts payable and accrued expenses	15,601
Notes payable	12,685
Other liabilities	34
Contingent acquisition consideration	40,940
Redeemable non-controlling interest	150,000
219,260
Total identifiable net assets	129,067
Goodwill arising on acquisition	320,933
Total initial purchase consideration	450,000

The above is a preliminary estimate of the fair value of assets acquired and liabilities assumed as of March 31, 2018. The estimate will remain preliminary until Colliers is able to complete a valuation of significant intangible assets acquired and evaluate the fair values of other assets and liabilities. The final determination of the fair value of assets acquired and liabilities assumed could differ significantly from the amounts presented in the pro forma consolidated balance sheet.

For purposes of the Pro Forma Statements, Colliers assessed the identifiable intangible assets acquired to be as follows:

		Estimated life
	Amount	in years

Client relationships	$314,962	12
Trademarks	9,900	5
Total acquired	324,862

b)	Interest expense

To finance the acquisition, additional interest expense was estimated to be incurred on the Facility:

i)	Year ended December 31, 2017	$15,750
ii)	Three months ended March 31, 2018	$3,938

For the purposes of the pro forma consolidated statements of earnings, the interest rate assumed to be LIBOR of 2.0% plus an applicable margin of 1.75%, partially offset by savings of 0.25% in standby fees, resulting in an estimated rate of 3.5%.

c)	Pro forma adjustments

To conform with Colliers presentation, the following elements have been reclassified:

	Year ended December 31, 2017	Three months ended March 31, 2018
To reclassify deemed contributions for carried interest compensation from members’ equity to revenue:
Increase revenue	$2,986	$4,610
Reduce contributions by members	$2,986	$4,610

To reclassify certain management compensation from distributions to compensation expense:
Increase compensation expense	$1,150	$288
Reduce distributions to members	$1,150	$288

d)	Income tax

Harrison Street, as a limited liability company, is not subject to United States federal or state income tax, as the components of its revenues and expenses flow through directly to its members. A combined rate of 26.0% was applied to record income tax applicable to Colliers’ share of the pre-tax earnings of Harrison Street.

e)	Non-controlling interest share of earnings

A charge to non-controlling interest share of earnings was recorded to reflect the 25% of Harrison Street held by redeemable non-controlling interests.

f)	Transaction costs adjustment

To adjust the pro forma consolidated balance sheet to account for transaction costs as if the transaction had occurred as of March 31, 2018:

Increase deficit	$4,300
Increase accounts payable	$4,300